SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1*)


                                  Bel Fuse Inc.
         --------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                   077347 10 2
                     ---------------------------------------
                                 (CUSIP Number)

                                 April 30, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [X]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 077347 10 2               13G                       Page 2 of 5 Pages

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Denver Investment Advisors LLC
   I.R.S. Identification Number: 84-1284659
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  Instructions)
   (a) [ ]
   (b) [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

   Colorado
--------------------------------------------------------------------------------
               5  SOLE VOTING POWER:          451,700
               -----------------------------------------------------------------
   NUMBER OF
    SHARES     6  SHARED VOTING POWER:        None
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY
   REPORTING   7  SOLE DISPOSITIVE POWER:     522,100
    PERSON     -----------------------------------------------------------------
     WITH
               8  SHARED DISPOSITIVE POWER:   None
--------------------------------------------------------------------------------

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

    522,100
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES
--------------------------------------------------------------------------------

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    10.2%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON

    IA
--------------------------------------------------------------------------------

CUSIP NO.: 077347 10 2                13G                      Page 3 of 5 Pages

ITEM 1.
  (a)  NAME OF ISSUER:

       Bel Fuse Inc.

  (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       198 Van Vorst Street
       Jersey City, NJ 07302

ITEM 2.
  (a)  NAME OF PERSON FILING:

       Denver Investment Advisors LLC

  (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       1225 17th Street, 26th Floor
       Denver, Colorado 80202

  (c)  Citizenship:

       Colorado

  (d)  Title of Class of Securities:

       Common Stock, $.10 par value

  (e)  CUSIP Number:

       077347 10 2

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

  (a) [ ] Broker or Dealer registered under Section 15 of the
          Act (15 U.S.C. 78o)

  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

  (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

  (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8)

  (e) [X] An investment adviser registered under section
          240.13d-1(b)(1)(ii)(E)

CUSIP NO.: 077347 10 2                 13G                     Page 4 of 5 Pages

  (f) [ ] An employee  benefit plan or  endowment  fund in  accordance  with section 240.13d-1(b)(1)(ii)(F)

  (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

  (j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to section 240.13d-1(c) check this box [ ].

ITEM 4.  OWNERSHIP

         For Denver Investment Advisors LLC ("DIA"), the following sets forth the amount of shares beneficially owned, the percent of class owned as of April 30, 1998, the number of shares to which DIA has the sole power and the shared power to vote or to direct the vote of the shares, and the number of shares to which DIA has the sole power and the shared power to dispose or to direct the disposition of the shares:

  (a)  Amount Beneficially Owned: 522,100

  (b)  Percent of Class: 10.2%

  (c) Number of shares as to which DIA has:

         (i)  Sole power to vote or to direct the vote:

              451,700

        (ii)  Shared power to vote or to direct the vote:

              None

       (iii)  Sole power to dispose or to direct the disposition of:

              522,100

        (iv)  Shared power to dispose or to direct the disposition of:

              None

CUSIP NO.: 077347 10 2           13G                 Page 5 of 5 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
         ANOTHER PERSON.

        Various persons other than DIA have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         This item is not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         This item is not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         This item is not applicable.

ITEM 10.  CERTIFICATION.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: May 7, 1998           DENVER INVESTMENT ADVISORS LLC


                             By:  /s/ Kenneth V. Penland
                                -----------------------------------
                                Kenneth V. Penland
                                Chairman